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Sarah K. Solum
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax sarah.solum@davispolk.com

July 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Yolanda Guobadia
Staff Accountant

Re:	Letter dated July 18, 2017 to TriNet Group, Inc. (“TriNet”) regarding TriNet’s Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 28, 2017 (File No. 1-36373)

Dear Ms. Guobadia and Mr. Thompson:

On behalf of TriNet Group, Inc., thank you for your letter dated July 18, 2017 regarding TriNet’s Form 10-K for the most recently completed fiscal year. TriNet is currently in the midst of preparing its Form 10-Q for the six months ended June 30, 2017, which it anticipates filing on or about August 2, 2017, and will be holding its annual sales conference shortly after the Form 10-Q filing. In addition, as previously disclosed, TriNet has recently undergone a change in its principal financial and principal accounting officers. Accordingly, TriNet very much appreciates the Staff’s willingness to allow TriNet time to carefully consider and respond to each comment in the letter. This letter is to confirm, on behalf of TriNet, our conversation today that TriNet will respond to your letter no later than August 18, 2017. Please feel free to contact me at (650) 752-2011 with any questions.

2	July 21, 2017

Very truly yours,

/s/ Sarah K. Solum
Sarah K. Solum

cc:	Burton M. Goldfield, Chief Executive Officer
Richard Beckert, Chief Financial Officer
Michael Murphy, Chief Accounting Officer
Brady Mickelsen, Chief Legal Officer
(TriNet Group, Inc.)